EXHIBIT 99.43


                       [Letterhead of Blackwell Sanders
                        Matheny Weary & Lombardi L.C.]



                                 April 4, 1997



John K. Rosenberg
Western Resources, Inc.
818 Kansas Avenue
Topeka, KS 66612

      Re: Demand for Stockholder List

Dear Mr. Rosenberg:

               We received your letter faxed to Mr. Gary Gilson at 4:49 p.m. today in which you state that the "demand for a list of shareholders as of the record date for an April 24 meeting is moot" because "Western Resources is no longer planning to hold a special shareholders meeting on April 24, 1997."

               Your assertion is incorrect for two reasons. First, the Demand for Stockholder List demands "[a] complete record or list of stockholders of the Company . . . as of the record date for determining stockholders entitled to vote the ("Record Date") at the special meeting of the Company's stockholders now scheduled for April 24, 1997 . . ." The "as of" date does not depend upon whether the meeting is actually held. At the time the Demand for Stockholder List was delivered, there was a special meeting scheduled for April 24. Furthermore, there was a record date for that scheduled meeting, even though you represent that the meeting has been canceled. Accordingly, the Demand has not been mooted.

               Second, the Demand further states that "if a Record Date list is unavailable" then the demand is for "[a] complete record or list of stockholders of the Company . . . as of a recent date." Thus, even if a Record Date list is unavailable because you have canceled the April 24 meeting, you are still obligated to permit the requested inspection of the stockholder list and other records "as of . . . a recent date."

               Please tell us by noon Monday, April 7, 1997, whether Western Resources will comply with the Demand or if we must pursue ADT's remedies under K.S.A. Section 17-6510.

                                          Yours truly,

                                          /s/ Floyd R. Finch, Jr.
                                          -----------------------
                                              Floyd R. Finch, Jr.